------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ----------------------

                                  SCHEDULE TO
                 Tender Offer Statement under Section 14(d)(1)
              or 13(e)(1) of the Securities Exchange Act of 1934
                            ----------------------

                       Gulf Indonesia Resources Limited
                      (Name of Subject Company (issuer))
                            ----------------------

                        Conoco Canada Resources Limited
                                  Conoco Inc.
                     (Names of Filing Persons (offerors))
                            ----------------------

                   Common Shares, par value $0.01 per share
                        (Title of Class of Securities)

                                   402284103
                     (CUSIP Number of Class of Securities)
                            ----------------------

                                Wayne C. Byers
                                Senior Counsel
                                  Conoco Inc.
                         600 North Dairy Ashford Road
                             Houston, Texas 77079
                                (281) 293-1000
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                With a copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000
                             ---------------------

                                 May 28, 2002
                             ---------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

            CONOCO CANADA AND GULF INDONESIA ANNOUNCE PROPOSAL FOR
             CONOCO CANADA TO ACQUIRE ALL GULF INDONESIA SHARES AT
                    A PRICE OF US$13.25 PER SHARE IN CASH

Calgary, Canada and Jakarta, Indonesia, May 28, 2002--Conoco Canada Resources Limited, a wholly-owned subsidiary of Conoco Inc. (NYSE: COC), and Gulf Indonesia Resources Limited (NYSE: GRL) announced today that a special committee of the board of directors of Gulf Indonesia will recommend, subject to the execution of definitive documentation, that the full board of directors of Gulf Indonesia approve a proposal by Conoco Canada to acquire all common shares of Gulf Indonesia not owned by Conoco Canada or its affiliates at a price of US$13.25 per common share in cash or US$329 million in aggregate. The transaction would be consummated through an all-cash tender offer to be governed by U.S. and Canadian securities laws.

Conoco Canada currently owns approximately 72 percent of the outstanding common shares of Gulf Indonesia. Conoco Canada's acquisition of the minority shares of Gulf Indonesia will allow Conoco to optimize its operations in Southeast Asia.

The special committee, comprised solely of independent directors of Gulf Indonesia, based its recommendation on a number of factors, including the oral opinion of the special committee's financial advisors, RBC Capital Markets, that the US$13.25 per common share price is fair, from a financial point of view, to shareholders of Gulf Indonesia (other than Conoco Canada and its affiliates). The special committee's recommendation follows negotiations between Conoco, Conoco Canada, the special committee and their respective financial and legal advisors in respect of a proposal made by Conoco Canada on May 24, 2002. The special committee was formed on April 1, 2002 by the board of directors of Gulf Indonesia to take such steps as it considered necessary to be in a position to receive, consider and make a recommendation regarding any proposal that may be made by Conoco Canada. The special committee engaged financial and legal advisors and has actively conducted preparations to be in a position to fulfill its mandate.

Conoco Canada's proposal represents a 23 percent premium to the closing price of Gulf Indonesia common shares on May 24, 2002, and a 21 percent premium over Gulf Indonesia's average closing price for the 30 days prior to the proposal. The proposal also represents a 74 percent premium over Gulf Indonesia's closing price on May 25, 2001, one day prior to the date Conoco publicly announced its acquisition of Gulf Indonesia's parent, Conoco Canada, formerly Gulf Canada Resources Limited, which at that point held approximately 72 percent of the outstanding common shares of Gulf Indonesia.

Conoco Canada's proposal is subject to, among other things, approval by the board of directors of Gulf Indonesia and the execution of definitive documentation. The tender offer will be subject to customary terms and conditions, including the tender of a majority of the minority of Gulf Indonesia shares. The recommendation of the special committee will be considered at a meeting of the board of directors of Gulf Indonesia to be held shortly. The board of directors of Gulf Indonesia is comprised of 11 directors, 7 of whom are affiliated with Conoco or Conoco Canada.

                                   - more -

JPMorgan and Merrill Lynch & Co. acted as financial advisors to Conoco and Conoco Canada in connection with this transaction.

Gulf Indonesia Resources Limited, headquartered in Jakarta, Indonesia, is an upstream oil and gas company that is traded publicly on the New York Stock Exchange under the ticker symbol GRL.

Conoco Canada Resources Limited is a Canadian based exploration and production company with primary operations in Western Canada, Indonesia, the Netherlands and Ecuador.

Conoco Inc. is a major, integrated energy company active in more than 40 countries.

Investors and stockholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release if and when they become available, because they will contain important information. The tender offer statement will be filed by Conoco and Conoco Canada with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Gulf Indonesia with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Conoco, Conoco Canada and Gulf Indonesia at the SEC's web site at http://www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to Conoco Investor Relations at 600 N. Dairy Ashford, Houston, Texas, 77079. The solicitation/recommendation statement and such other documents may be obtained for free by directing such requests to Gulf Indonesia Investor Relations at 21st Floor, Wisma 46 - Kota BNI Jalan Jenderal Sudirman Kavling 1 Jakarta, Indonesia 10220.

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR"
PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this press release include statements about the proposed acquisition of Gulf Indonesia common shares. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

                                   - more -

CONTACTS FOR CONOCO CANADA                      CONTACTS FOR GULF INDONESIA

Investors:                                      Glen Valk
Joele Frank / Jeremy Jacobs                     Gulf Indonesia
Joele Frank, Wilkinson Brimmer Katcher          +62 21 575-4146
(212) 355-4449

Media:                                          James Brown
Peter Hunt                                      Gulf Indonesia
Conoco Canada                                   +65 9782-3323
(403) 233-3040

                                     # # #